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                             November 14, 2022

       Yongwei Hu
       Chief Executive Officer
       Bon Natural Life Limited
       25F, Rongcheng Yungu, Keji 3rd Road
       Xi   an Hi-tech Zone, Xi   an, China

                                                        Re: Bon Natural Life
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed October 31,
2022
                                                            File No. 333-267116

       Dear Yongwei Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       Cover Page

   1. Revise the cover page to disclose the information set forth in the last sentence of your supplemental response
to comment 1 and cross-reference an explanation of the "Negative
                                                        List." Your disclosure
should address how your operations fall outside of the categories covered by the most
recent edition of the Negative List, and any relevant guidelines or provisions that
informed your determination that the prohibition under the Negative List does not apply to your
operations.
   2. We acknowledge your response to prior comment 3. However, we note that the cross-
                                                        reference remains in
brackets and it is unclear how the referenced disclosure in the Form
                                                        20-F relates to the
prospectus disclosure in the document regarding the intercompany
 Yongwei Hu
Bon Natural Life Limited
November 14, 2022
Page 2
      transfer. Please revise accordingly.
       Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,
FirstName LastNameYongwei Hu
                                                        Division of Corporation
Finance
Comapany NameBon Natural Life Limited
                                                        Office of Life Sciences
November 14, 2022 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName